Exhibit 21

SUBSIDIARIES OF WHITING PETROLEUM CORPORATION

	Jurisdiction of
	Incorporation or
Name	Organization	Percent Ownership
Whiting Oil and Gas Corporation	Delaware	100%
Equity Oil Company	Colorado	100%
Whiting Programs, Inc.	Delaware	100%
Whiting-Park Production Partnership, Ltd.	Texas	16%
Whiting-Madison Production Partnership, Ltd.	Texas	16%
Whiting 1988 Production Limited Partnership, Ltd.	Texas	13%